July 13, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David R. Humphrey

        Accounting Branch Chief

Re:     California Pizza Kitchen, Inc. (the “Company”)

Form 10-K for the year ended January 2, 2005

Filed April 4, 2005

File No. 000-31149

Dear Mr. Humphrey:

Thank you for your letter dated June 30, 2005 on behalf of the Securities and Exchange Commission. We are submitting the Company’s responses to your comments with respect to the document referred to above. We have referenced our responses to correspond with the numbers assigned to the comments in your letter. As we discussed, all of the changes noted below will be reflected in future filings by the Company and we will not be amending our Form 10-K for the year ended January 2, 2005.

Item 1. Business

Unit Level Economics, Page 7

1.	We note your presentation of restaurant level operating margin percentages within your discussion of unit level economics. Please revise this discussion, as appropriate after you consider the following comment regarding the presentation of non-GAAP financial measures.

In response to the SEC’s comment, we will amend our discussion of unit level economics in future filings to reflect the same data contained in our revised presentation in Management’s Discussion and Analysis as described in the response below.

Management’s Discussion and Analysis

Results of Operations, Page 23

2.	In light of the issuance of FR-65, and the related guidance made available by the Division of Corporate Finance on June 13, 2003, we believe you should discontinue your presentations of operating margins and restaurant operating margin percentages. In this regard, our principle objection is to the exclusion of general and administrative expenses. Since the volume and timing of newly opened restaurants can have a material impact on your results of operations, the general and administrative costs that support existing operations and provide infrastructure to facilitate growth should be included in any measure of profitability of performance.

Thank you for your helpful comment. We will amend our presentation in future filings to be in line with the attached Appendix 1 which contains reformatted first quarter information and is presented for your consideration as a sample for illustrative purposes.

We would, however, like to additionally respond to this comment by explaining the genesis of this presentation and the rationale for providing this supplementary information in our desire for increased transparency.

In July 2003, the Board of Directors appointed the Company’s co-founders as co-Chief Executive Officers (co-CEOs). This management change resulted in the co-CEOs conducting a thorough “due diligence review” of senior level management, product initiatives, the Company’s real estate pipeline and store level profitability metrics. During this review, the investment community began to inappropriately draw conclusions regarding the notion that perhaps California Pizza Kitchen, as a concept, was “broken.” The investment community questioned management’s ability to achieve the goals set out by the Board of Directors. In December 2003, the due diligence review was complete. Management identified the key factors that led to a “deleveraging” of net income, all of which related almost entirely to the real estate pipeline and, specifically, the 40 restaurants built during fiscal 2002 and 2003. To best communicate this to the investment community, management determined the most effective method of highlighting the disparity between the new stores built in 2002-2003, and our core group of restaurants built prior to 2002, was to breakout the results by what we call “classes.” Each class reflects the year in which a restaurant opened. This increased disclosure was met with great enthusiasm and appreciation and we have been consistently applauded by the investment community for this increased transparency from the very first earnings release outlining class data in January 2004, to recent conversations with the investment community.

In response to your objection of not considering general and administrative expenses when discussing restaurant costs, we are respectful of your comments. However, we feel strongly that while allocating general and administrative expenses could be done based on a percent of sales, it would not be as meaningful to investors. In Appendix 1, we are renaming this supplemental data cost of sales and then showing cost of sales as a percentage of sales which we believe would achieve the same transparency goal that the investment community finds so helpful, i.e., a focus on key restaurant level performance indicators to evaluate progress of the new management team. We believe this disclosure complies with FR-65 as it does not rely on non-GAAP measures.

Additionally, the total of the cost of sales for each class will reconcile to the total cost of sales line item on our Consolidated Statement of Income. We also believe this presentation conforms with SFAS No. 131 – Disclosures about Segments of an Enterprise and Related Information, as this information is “evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.”

Consolidated Financial Statements

Consolidated Statements of Income, Page 40

3.	Please consider the propriety of presenting “total restaurant operating costs” in light of the fact that your general and administrative costs support your restaurant operations. Also, pre-opening expenses and store closure costs as well as the legal settlement reserve recorded in your most recent fiscal year, are all related to your restaurant operations.

In line with the comments above and Appendix 1, we will rename the “total restaurant operating costs” line item as “cost of sales” in future filings. Please see Appendix 2 for a sample of our revised presentation format for our Consolidated Statement of Income. The elements of cost of sales include food, beverage and paper supplies (previously referred to as cost of sales), labor and direct operating and occupancy costs. We believe this better reflects the elements under store level control and is in line with GAAP. Appendix 2 also reflects general and administrative, depreciation, pre-opening expenses and other expenses that total to “total costs and expenses.”

In conclusion, we understand that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission; and,

•	the staff’s comments or changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	the Company may not assert staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your courtesy and cooperation and should you have any questions, please contact me by telephone at (310) 342-4620.

Sincerely,

/s/ Susan M. Collyns
Chief Financial Officer
California Pizza Kitchen, Inc.

APPENDIX 1

California Pizza Kitchen, Inc.

Supplemental Information

	# of Stores	Weekly Sales Average	(,000) Restaurant Sales	(,000) Cost of Sales (1)	Cost of Sales as a Percentage of Sales
Pre-2002
Q1, 2005	94	65,872	79,789	64,071	80.3%
Q1, 2004 (restated)	94	60,413	73,825	58,839	79.7%
Year over year change		9.0%	8.1%	8.9%	60	bps

Class of 2002
Q1, 2005	18	51,582	12,070	10,139	84.0%
Q1, 2004 (restated)	18	46,584	10,901	9,386	86.1%
Year over year change		10.7%	10.7%	8.0%	(210	)bps

Class of 2003
Q1, 2005	20	40,909	10,636	9,487	89.2%
Q1, 2004 (restated)	22	38,851	11,111	10,233	92.1%
Year over year change		5.3%	-4.3%	-7.3%	(290	)bps

Class of 2004
Q1, 2005	4	52,408	2,725	2,472	90.7%
Q1, 2004 (restated)	1	50,574	657	548	83.4%
Year over year change		3.6%	314.8%	351.1%	730	bps

Class of 2005
Q1, 2005	5	88,865	2,768	2,569	92.8%

ASAPS
Q1, 2005	4	27,479	1,429	1,325	92.7%
Q1, 2004 (restated)	4	24,213	1,259	1,188	94.4%
Year over year change		13.5%	13.5%	11.5%	(170	)bps

Total restaurants
Q1, 2005	145	59,452	109,418	90,048	82.3%
Q1, 2004 (restated)	139	54,097	97,753	80,157	82.0%
Year over year change		9.9%	11.9%	12.3%	30	bps

(1)	Cost of sales includes food, beverage & paper supplies, labor, and direct operating and occupany costs

APPENDIX 2

Selected Unaudited Consolidated Financial and Operating Data

(Dollars in thousands, except for per share and operating data)

	Three Months Ended
	April 3, 2005	March 28, 2004

		(restated)
Revenues:
Restaurant sales	$109,418	$97,753
Franchise and other revenues	900	877

Total revenues	110,318	98,630

Costs and expenses:
Food, beverage and paper supplies	26,957	23,986
Labor	41,115	36,462
Direct operating and occupancy	21,976	19,755

Cost of sales	90,048	80,203

General and administrative	7,509	6,724
Depreciation and amortization	5,552	5,464
Pre-opening costs	1,101	64
Loss on impairment of property and equipment	26	—

Total costs and expenses	104,236	92,455

Operating income	6,082	6,175

Other income (expense):
Interest income	195	—
Equity in net loss of unconsolidated joint venture	(21)	59

Total other income	174	59

Income before income tax provision	6,256	6,234
Income tax provision	1,985	4,216

Net income	$4,271	$2,018

Net income per common share:
Basic	$0.22	$0.11

Diluted	$0.22	$0.11

Weighted average shares used in calculating net income per common share:

Basic	19,280	18,993

Diluted	19,596	19,081

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